Exhibit 99.7

James Hardie Industries N.V. ARBN 097 829 895 Incorporated in The Netherlands The liability of members is limited

Atrium 8th Floor Strawinskylaan 3077 1077 ZX Amsterdam,
7 December 2006	The Netherlands

	Telephone:	31-20-301 2980
The Manager	Fax:	31-20-404 2544
Company Announcements Office
Australian Stock Exchange Limited
20 Bridge Street
SYDNEY NSW 2000
Dear Sir
James Hardie Industries Extraordinary Meetings
As required under Listing Rule 3.13.1, James Hardie Industries advises that it will hold an Extraordinary General Meeting in Ballroom B, Hilton Amsterdam, Apollolaan 138, 1077 BG Amsterdam, The Netherlands at 11.30 am Central Europe Time (CET) on Wednesday, 7 February 2007.
An Extraordinary Information Meeting of CUFS holders of James Hardie Industries NV will be held at The Wesley Conference Centre, 220 Pitt Street, Sydney NSW Australia at 9.30 am Australian Eastern Standard Time (AEST) on Thursday, 1 February 2007.
Yours faithfully
Benjamin P Butterfield
Company Secretary